May 8, 2025

Franco E. Harris
President
Capital One Auto Receivables, LLC
1680 Capital One Drive
McLean, Virginia 22102

        Re: Capital One Auto Receivables, LLC
            Registration Statement on Form SF-3
            Filed April 15, 2025
            File No. 333-286543
Dear Franco E. Harris:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to
       General Instruction I.A.2. of Form SF-3.
2. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General
       Instruction I.B.1(e) of Form SF-3.
 May 8, 2025
Page 2

Form of Prospectus
Risk Factors
While the Discover transaction is pending, the sponsor will be subject to business uncertainties and contractual restrictions..., page 40

3. We note your statement here that the consummation of the Discover merger transaction remains contingent upon the satisfaction of a number of conditions,
       including regulatory approvals. However, it appears that public statements issued by the transaction parties indicate that all required regulatory approvals to complete the merger have been received, and the transaction is expected to close on May 18, 2025, subject to satisfaction of customary closing conditions. Please update your risk factor disclosure to reflect the current status of the merger transaction. Underwriting, page 176

4. We note your disclosure that the underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the offered notes in accordance with Regulation M under the Exchange
       Act, including the creation of syndicate short positions. Please revise your disclosure to clarify that any of the foregoing transactions will also be conducted in accordance with Securities Act Rule 192.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Komul Chaudhry at 202-551-4746 or Arthur Sandel at 202-551-3262
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance